SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                         FIRST PALM BEACH BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    33589B105
                                 (CUSIP Number)


David J. Harris, Esq., 1500 K Street, N.W. Washington, D.C. 20005 (202) 626-3385 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No.   33589B105                                       Page  2 of 6 Pages

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   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin, S.S.N. ###-##-####
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                     (b)   x

------------------------------------------------------------------------------
   3      SEC USE ONLY

------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------
NUMBER OF
SHARES             7      SOLE VOTING POWER
BENEFICIALLY
OWNED BY                  263,250
EACH
REPORTING
PERSON
WITH
------------------------------------------------------------------------------
                   8      SHARED VOTING POWER

                          0
------------------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          262,900
------------------------------------------------------------------------------

                  10      SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          263,250
------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|
------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.23%
------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
          IN
------------------------------------------------------------------------------

CUSIP No.   33589B105                                       Page  3 of 6 Pages
------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          El Coronado Holdings, L.L.C.
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                     (b) X
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona, U.S.A.
------------------------------------------------------------------------------
 NUMBER OF
   SHARES          7      SOLE VOTING POWER
BENEFICIALLY
  OWNED BY                256,500
    EACH
 REPORTING
   PERSON
    WITH
------------------------------------------------------------------------------
                   8      SHARED VOTING POWER

                          0
------------------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          256,500
------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          256,500
------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|
------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.09%
------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
          HC
------------------------------------------------------------------------------

ITEM 1.  Security and Issuer.

         This Statement relates to the shares of common stock, $.01 par value ("Shares"), of First Palm Beach Bancorp, Inc.(the "Company"). The address of the Company is 215 South Olive Avenue, West Palm Beach, Florida 33401.

ITEM 2.  Identity and Background.

         This statement is being filed by Josiah T. Austin, a United States citizen, and El Coronado Holdings, L.L.C., a U.S. limited liability company formed in Arizona (hereinafter each a "Reporting Person" and collectively the "Reporting Persons"). Further information regarding the identity and background of the Reporting Persons is as follows:

         For Mr. Austin:

         (a)      Josiah T. Austin (hereinafter "Austin")

         (b)      El Coronado Ranch, Star Route Box 395, Pearce, Arizona 85625;

         (c)      Present principal occupation: individual investor;

         For ECH:

         (a)      El Coronado Holdings, L.L.C. ("ECH");

         (b)      Star Route 395, Pearce, Arizona 85625;

         (c)      Holding Company;

         (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total consideration for all shares of Common Stock acquired to date is $7,788,751.87. The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

         (1) Austin, the sole Managing Member of ECH, contributed to ECH 145,000 Shares of Common Stock having a total cost of $4,050,878.93 to ECH and retained 1,000 shares, having a total cost of $30,405.18, in his own name. Valer C. Austin, a Non-Managing Member of ECH, contributed to ECH 73,000 Shares having a total cost of $2,037,464.82. The stated contributions were effective as of September 1, 1997. The primary source of funds for the acquisition by Austin and Valer C. Austin was existing personal funds.

         (2) Acting on behalf of ECH, Austin purchased from October 22, 1997 to October 31, 1997 a total of 38,500 shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $1,493,451.50. The primary source of funds used in making these purchases of securities, as detailed under
Item 5, subsection c, was obtained through borrowings under an outstanding credit line provided by Union Bank of Switzerland, New York Branch, 1345 Avenue of the Americas, New York, New York 10105. Interest is payable quarterly based upon the London Interbank offered rate, as adjusted periodically.

         (3) Acting on behalf of the Christina E. Lowery Trust, in his capacity of Trustee, Austin purchased on November 3, 1997 a total of 200 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $7,900.00. The primary source of funds for this acquisition is existing funds of the Trust. Prior to this purchase, the Christina E. Lowery Trust acquired an aggregate total of 1,000 Shares having a total cost (exclusive of brokers' commission) of $27,711.92.

         (4) Acting on behalf of the Matthew Austin Lowery Trust, in his capacity of Trustee, Austin purchased on November 3, 1997 a total of 200 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $7,900.00. The primary source of funds for this acquisition is existing funds of the Trust. Prior to this purchase, the Matthew Austin Lowery Trust acquired an aggregate total of 1,000 Shares having a total cost (exclusive of brokers' commission) of $27,711.92.

         (5) Acting on behalf of the Mary T. Austin Trust II, in his capacity of Trustee, Austin purchased on November 3, 1997 a total of 500 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $19,750.00. The primary source of funds for this acquisition is existing funds of the Trust.

         (6) The Austin-Clark Insurance Trust acquired 1,500 Shares in open market transactions on June 18, 1997 for a total cost of $45,758.16. The primary source of funds for this acquisition was existing funds of the Trust.

         (7) The Valerie A. Gordon Trust acquired a total of 1,000 Shares in open market transactions on April 25, 1997 and June 18, 1997 for a total cost of $29,205.91. The primary source of funds for this acquisition was existing funds of the Trust.

         (8) The Albert H. Gordon Trust, for which Austin serves as Trustee but does not have investment management responsibility, owns 350 Shares having a total cost of $9,992.50.

         All dollar amounts are in United States dollars.

Item 4.  Purpose of Transactions.

         The acquisitions of Common Stock to which this statement relates have been made for investment. Austin will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy and the banking industry in general, with a view toward determining whether to hold, decrease or add to these investments in Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) Austin is the beneficial owner of 263,250 shares (5.23%) of the Common Stock (the "Acquired Stock"), in his personal capacity, as Trustee of the various aforementioned Trusts and as Sole Managing Member of ECH.

         (b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 262,900 shares of the Acquired Stock.

         (c) No transactions in the Shares have been effected by the Reporting Person during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market.
Prices do not include brokerage fees.


Reporting               Sale/                          No. of      Price Per
 Person                    Purchase       Date          Shares      Share

Josiah T. Austin on       Purchase      10/22/97         6,000       $39-3/8
behalf of El Coronado       "           10/23/97         2,500       $39
Holdings and in his         "           10/24/97         5,000       $39-3/8
personal capacity           "           10/27/97         3,000       $38-11/16
                            "           10/27/97         2,000       $38-9/16
                            "           10/27/97         1,000       $38-9/16
                            "           10/28/97         4,000       $38-1/4
                            "           10/31/97        12,500       $38.35
                            "           11/11/97         2,500       $38.625


Austin on behalf of       Purchase      11/03/97           200       $39-1/2
Matthew Austin Lowery
Trust

Austin on behalf of       Purchase      11/03/97           200       $39-1/2
Christina E. Lowery
Trust

Austin on behalf of
Mary Austin Trust II      Purchase      11/03/97           500       $39-1/2

         (d) No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, the various trusts cited herein, Austin and any person with respect to any securities of the Company.

Item 7.  Materials Filed as Exhibits.

         Exhibit 1 -  Form of Credit Agreement between ECH and Union Bank of
                      Switzerland.



Signature

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: November 12, 1997                    /s/ Josiah T. Austin
                                          --------------------------------
                                              Josiah T. Austin